

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2012

Via E-mail
David J. Campbell
General Counsel
Silvercrest Asset Management Group Inc.
1330 Avenue of the Americas, 38th Floor
New York, NY 10019

> Re: **Silvercrest Asset Management Group Inc.**
> **Registration Statement on Form S-1**
> **Filed September 18, 2012**
> **File No. 333-183963**

Dear Mr. Campbell:

We have reviewed your registration statement and have the following comments.

The Reorganization and Our Holding Company Structure, page 41

1. We note your disclosure that you have issued deferred equity units that are exercisable for Class B units. Please revise your disclosure to state the date when these units were granted, the parties to the issuance, the material terms of the units, and your accounting for these units. If the units were granted subsequent to June 30, 2012, please tell us how you intend to reflect the issuance of these units in your pro forma financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 775
Overview, page 75
Key Performance Indicators, page 76

2. We note the disclosures you provided in response to comment 3 in our letter dated August 28, 2012. Please consider providing the disclosures for the amount of AUM, the percentage of management and advisory fees revenues for the corresponding period, and the amount of revenue recognized for discretionary managed accounts and for private funds for each period presented in a tabular format. Refer to pages 76 and 77 in the Form S-1. A tabular format will allow investors to more easily understand and analyze this information. Please refer to Section 501.12.a. of the Financial Reporting Codification for guidance. Please also include average AUM for discretionary managed accounts and for private funds for each period presented in the table, or provide us with a comprehensive explanation as to why average AUM for discretionary managed accounts and for private funds is not useful information for investors to gain some insight into changes in management and advisory fees.

David J. Campbell
Silvercrest Asset Management Group Inc.
October 1, 2012
Page 2

Index to Financial Statements, page F-1

3.   Please include updated financial statements and corresponding financial information in the Form S-1 for Silvercrest Asset Management Group Inc. as of June 30, 2012. Refer to Item 11(e) of Form S-1 and Article 3-12(b) of Regulation S-X for guidance.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela Long
Assistant Director

cc: Christina E. Melendi, Esq. (Via E-mail)
      Bingham McCutchen LLP